Exhibit 12.a

Dominion Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2015(a)	2014(b)	2013(c)	2012(d)	2011(e)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income tax expense	$2,828	$1,778	$2,704	$2,265	$2,262
Distributed income from unconsolidated investees, less equity in earnings	12	(8)	17	(13)	(23)
Fixed charges included in income	953	1,237	930	880	867

Total earnings, as defined	$3,793	$3,007	$3,651	$3,132	$3,106

Fixed charges, as defined:
Interest charges	$920	$1,208	$899	$845	$818
Rental interest factor	33	29	31	35	49

Fixed charges included in income	$953	$1,237	$930	$880	$867
Preference security dividend requirement of consolidated subsidiary	0	17	25	25	25
Capitalized Interest	67	39	28	24	11
Interest from discontinued operations	0	0	85	80	99

Total fixed charges, as defined	$1,020	$1,293	$1,068	$1,009	$1,002

Ratio of Earnings to Fixed Charges	3.72	2.33	3.42	3.10	3.10

(a)	Earnings for the twelve months ended December 31, 2015 include $85 million write-off of prior-period deferred fuel costs associated with Virginia legislation; $99 million charge associated to future ash pond and landfill closure costs; $78 million charge related to other items; partially offset by $60 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2015.
(b)	Earnings for the twelve months ended December 31, 2014 include $374 million charge related to North Anna and offshore wind facilities; $284 million charge associated with our liability management effort, which is included in fixed charges; $121 million accrued charge associated with future ash pond and landfill closure costs; $93 million charge related to other items; partially offset by $100 million net gain on the sale of our electric retail energy marketing business and $72 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2014.
(c)	Earnings for the twelve months ended December 31, 2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; $40 million charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; $26 million charge related to the expected early shutdown of certain coal-fired generating units; $29 million charge related to other items; partially offset by $81 million of net gain related to our investments in nuclear decommissioning trust funds; $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; $29 million net benefit primarily resulting from the sale of Elwood. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.
(d)	Earnings for the twelve months ended December 31, 2012 include $438 million of impairment and other charges related the planned shut-down of Kewaunee; $87 million of restoration costs associated with severe storms affecting our Dominion Virginia Power and Dominion North Carolina service territories; partially offset by a $36 million net gain related to our investments in nuclear decommissioning trust funds and $4 million net benefit related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2012.
(e)	Earnings for the twelve months ended December 31, 2011 include $228 million of impairment charges related to electric utility generation assets; $96 million of restoration costs associated with Hurricane Irene; $43 million impairment of excess emission allowances resulting from a new EPA Air Pollution Rule; $31 million net charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years; $21 million of earthquake related costs, largely related to inspections following the safe shutdown of reactors at our North Anna nuclear power station; and a $45 million net charge related to other items; partially offset by a $24 million benefit related to litigation with the Department of Energy for spent nuclear fuel-related costs at our Millstone nuclear power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2011.